FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934
For October 2009

Commission File Number: 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Dutch Shell plc
(Registrant)

By:	Michiel Brandjes /s/

Name: Michiel Brandjes
Title: Company Secretary
Date: October 29, 2009

THIRD QUARTER 2009 INTERIM DIVIDEND
The Board of Royal Dutch Shell plc (“RDS”) today announced an interim dividend in respect of the third quarter of 2009 of US$0.42 per A and B ordinary share, an increase of 5% over the US dollar dividend for the same quarter last year.
Dividends declared on A ordinary shares (“A shares”) will be paid by default in euro, although holders of A shares will be able to elect to receive dividend in pounds sterling. Dividends declared on B ordinary shares (“B shares”) will be paid by default in pounds sterling, although holders of B shares will be able to elect to receive dividend in euro. Dividends declared on American Depository Receipts (“ADRs”) will be paid in US dollars.
Details relating to the third quarter 2009 interim dividend
This dividend will be payable on December 9, 2009 to those members whose names are on the Register of Members on November 6, 2009. The shares will become ex-dividend on November 4, 2009.
It is expected that the dividends on the B shares will be paid via the Dividend Access Mechanism from UK-sourced income of the Shell Group.

Per ordinary share	Q3 2009

RDS A shares (US$)	0.42

RDS B shares (US$)	0.42

Per ADR	Q3 2009

RDS A ADRs (US$)	0.84

RDS B ADRs (US$)	0.84
Dividends on A shares will be paid, by default, in euro at the rate of €0.2845 per A share. Holders of A shares who have validly submitted pounds sterling currency elections by October 28, 2009 will be entitled to a dividend of 25.65p per A share.
Dividends on B shares will be paid, by default, in pounds sterling at the rate of 25.65p per B share. Holders of B shares who have validly submitted euro currency elections by October 28, 2009 will be entitled to a dividend of €0.2845 per B share.
Holders of A or B shares in ADR form will be entitled to a dividend of US$0.84 per ADR.
Taxation
Dividends on A shares will be subject to the deduction of Netherlands dividend withholding tax at the rate of 15%, which may be reduced in certain circumstances.
Shareholders resident in the United Kingdom, receiving dividends on B shares through the Dividend Access Mechanism, are entitled to a tax credit. This tax credit is not repayable. Non-residents may also be entitled to a tax credit, if double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.

The amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the third quarter 2009 interim dividend of US$0.42 (25.65p or €0.2845) is US$0.05 (2.85p or €0.0316) per ordinary share and the dividend and tax credit together amount to US$0.47 (28.5p or €0.3161).
Dividend reinvestment plan
ABN AMRO Bank N.V. trading under the name RBS (“RBS”) and Equiniti (formerly known as Lloyds TSB Registrars) each have established a dividend reinvestment facility which enables RDS shareholders to elect to have their dividend payments used to purchase RDS shares of the same class as those already held by them. The dividend reinvestment plans (the “DRIPs”) are provided by RBS in respect of shares held through Euroclear Nederland and by Equiniti in respect of all other shares (but not ADRs). DRIPs for the ADRs (both Class A ADRs and Class B ADRs) traded on the NYSE are available through The Bank of New York Mellon.
Enquiries about the DRIPs, including how to elect to participate and information about the reinvestment mechanisms under the respective plans should, in the case of shareholders holding through Euroclear Nederland, be directed to their bank or broker and in the case of all other shareholders (other than holders of ADRs) to Equiniti. Enquiries relating to the DRIPs for ADRs (both Class A ADRs and Class B ADRs) should be made to The Bank of New York Mellon.
October 29, 2009

Royal Dutch Shell plc – 2010 Interim Dividend Timetable
The Board of Royal Dutch Shell plc today announced the intended timetable for the 2010 quarterly interim dividends.
2010 interim dividend timetable

	Announcement	Ex-dividend		Payment
	date	date	Record date	date
4th quarter 2009	February 4, 2010	February 10, 2010	February 12, 2010	March 17, 2010

1st quarter 2010	April 28, 2010	May 5, 2010	May 7, 2010	June 9, 2010

2nd quarter 2010	July 29, 2010	August 4, 2010	August 6, 2010	September 8, 2010

3rd quarter 2010	October 28, 2010	November 3, 2010	November 5, 2010	December 8, 2010
All dividend currency elections must be received the day before the announcement date.
Please find the dividend timetable also on www.shell.com/dividend
October 29, 2009
For more information please contact:
Royal Dutch Shell plc
Investor Relations
US: +1 212 218 3113
Europe: +31 70 377 4540
www.shell.com/investor

This Report on Form 6-K is incorporated by reference into:
a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

Cautionary Note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement, “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement, refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this announcement associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2008 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, 29 October 2009. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this announcement that SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.